SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

March 6, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

March 6, 2003

                   Symbol: TSX-V :KGI

HIGH GRADE RESULTS CONTINUE TO EXPAND ORE ZONES

Kirkland Lake Gold is pleased to announce new relevant results from its strategic exploration program, designed to test and verify the extension of structural ore-bearing plunges from the upper-most level (38 Level) of the Macassa Mine upward.  As mentioned in previous news releases, the exploration of the structural plunges is of paramount importance in the Company’s strategic vision of identifying ore in the Kirkland Lake Camp, which has produced over 22 million ounces of gold to date.

The Company has received drill results from various vein structures across its properties. Of particular importance are hole 38-190, which returned 0.72 ounces of gold per ton over 13.0 feet (4.8 feet true width (“TW”)), and hole AB02-02 which returned 1.06 ounces of gold per ton over 1.0 feet (0.9 feet true width (“TW”)).

Drill hole 38-190 intersected the primary ore structure on the Macassa Property at 600 feet above the 38 level and is 140 feet west of any previous drilling on the zone. This represents the highest ore-grade intersection to date on the primary structure. The ore is open up-plunge to surface, some 3,500 feet above. Hole AB02-02 was drilled on a vein structure parallel to, and 3,000 feet south of, the primary ore structure on the Macassa Property.

Drilling results have been returned from various structures on surface and underground at the Macassa Property, on surface and underground (Ramp) at the Teck-Hughes Property, and underground (Ramp) at the Wright-Hargreaves Property. The following tables summarize the drill results.

Drilling from the Number 3 shaft (38 and 42 levels):

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
38-191	H.W. Flat Vein	157.0	171.8	-68	59	0.61/14.8’=10.2’TW CUT (0.63 UNCUT)
	Including	157.0	158.4	-68	59	3.74/1.4’=1.0’TW
38-172	H.W. Flat Vein	146.0	149.5	-64	130	0.52/3.5’=3.1’TW
38-179	H.W. Flat Vein	140.0	141.6	-77	185	0.47/1.6’=1.5’TW VG
38-174	H.W. Flat Vein	154.8	157.0	-64	176	2.04/2.2’=2.0’TW VG
38-186	H.W. Flat Vein	20.0	21.4	-57	334	1.05/1.4’=1.2’TW
38-153	’04 Break	248.9	252.8	-35	168	0.57/3.9’=1.3’TW
42-987	’04 Break	191.9	198.9	18	190	1.15/7.0’CUT=5.6’TW VG (1.48 UNCUT)
42-998A	’04 Break	139.1	154.9	71	190	0.40/15.8’=8.7’TW VG
	H.W. Flat Vein	273.5	277.7	71	190	0.46/4.2’=2.3’TW
42-1001	’04 Break	318.2	323.2	-37	331	1.52/5.0’=3.0’TW (CUT) VG
	Including	320.2	322.2	-37	331	6.21/2.0’ =1.2’TW VG
38-190	New Vein	289.5	294.2	35.5	357	0.11/4.7’=2.7’TW
	South Zone	770.0	772.4	39	14.0	0.23/2.4’=1.0’TW
	Intermediate Zone	826.8	827.8	39	15.5	0.17/1.0’=0.4’TW
	Intermediate Zone	874.5	875.5	39	17.5	0.50/1.0’=0.4’TW
	’04 Break	955.5	968.5	39	19.5	0.72/13.0’=4.8’TW

T.W.= True Width  V.G.=Visible Gold  TELL=Tellurides CUT= cut to 3.50 oz./ton

Drilling will continue on the primary structure after the new “D” zone is drilled to its limits. This newly discovered zone, which graded 1.73 ounces of gold per ton over 8.9 feet TW in hole 38-181, was the focus of our February 21, 2003 press release.

The majority of the above holes targeted a hangingwall vein in an area of the #3 Shaft between 38 and 42 levels where no gold reserve or resource is currently located. This 45 degree-dipping vein is open in all directions. It will be followed up with further drilling.

The rest of the holes represent additions to reserve or resource blocks between 38 and 42 levels.

Drilling on surface and underground (Ramp) at the Teck-Hughes Property,

and underground (Ramp) at the Wright-Hargreaves Property:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
THE02-91	E-Vein	28.9	30.1	-45	340	12.67/1.2’=1.1’TW VG
THE02-95	E-Vein	40.8	42.6	-60	345	2.26/1.8’=1.5’TW VG
THE02-92	E-Vein	33.4	34.8	-62	340	1.76/1.4’=1.2’TW
MB03-02	New Vein	66.0	67.2	-40	341	0.79/1.2’=1.0’TW
MB 03-05	Mud Break	39.0	40.0	-45	341	0.42/1.0’=0.9’TW
	Mud Break	65.9	88.7	-45	341	0.07/22.8’=21.7’TW
	Or	33.0	94.0	-45	341	0.06/64.0’=60.9’TW
	New Vein	120.5	125.5	-45	341	0.28/5.0’=UNKNOWN TW
MB-03-06	Mud Break	56.6	71.0	-45	341	0.06/13.7’=1.0’TW
	Mud Break	101.5	140.5	-45	341	0.11/37.1’=1.0’TW
	Including	117.0	126.0	-45	341	0.17/8.6’=1.0’TW
	Or	62.5	140.5	-45	341	0.07/78.0’=74.2’TW
MB-02-44	Mud Break East	155.0	156.0	-50	161	1.07/1.0’=0.4’TW
WH03-05	New Vein	179.7	180.7	-62	391	2.18/1.0’=UNKNOWN TW
02-311	408-410 Vein	56.0	58.2	-64	161	0.49/2.2’=0.7’TW
02-321	250-1450 Vein	21.7	25.0	-74	342	1.10/3.3’=3.0’TW
02-318	Court Vein	0	3.9	0	254	3.67/3.9’=2.1’TW VG

T.W.= True Width  V.G.=Visible Gold  TELL=Tellurides CUT= cut to 3.50 oz./ton

Drilling in the vicinity of the existing ramp on the Lake Shore and Wright-Hargreaves Properties has returned ore-grade intersections on various structures. All drilling is roughly on 50 foot centres. Some intersections are on open-pit targets. The ramp will be extended along ore structures (Court Vein, E-Vein) from Lake Shore into Teck-Hughes. The ramp was closed during the winter months and will be reopened in April to access these and other zones.

Drilling on surface at Macassa at Amalgamated Break:

DRILL HOLE No.	VEIN	FROM (feet)	TO (feet)	HOLE DIP (degrees)	AZIMUTH (degrees)	ASSAY (oz. per ton/feet)
AB02-02	Amalgamated Break	224.7	225.7	-45	342	1.06/1.0’=0.9’TW VG

T.W.= True Width  V.G.=Visible Gold  TELL=Tellurides CUT= cut to 3.50 oz./ton

The ’04 Break/Main Break system, from which most of the 22 million ounces of gold have been produced in the Kirkland Lake Mining Camp, lies 3,000 feet north of the Amalgamated Break. This is a parallel structure which also splays off the Larder Lake Break. Hole AB02-02 was drilled to follow up on previous shallow drilling completed in 1992 and 1982 by Lac Minerals. These older holes had returned values such as 0.55 ounces of gold per ton over 4.7 feet horizontal width and 0.45 ounces of gold per ton over 4.8 feet horizontal width. AB02-02 was drilled 60 feet above another hole that had intersected 9.2 ounces of gold per ton over 1.0 feet (1.0 feet TW).

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo. for the purpose of NI 43-101, Standards of Disclosure for Mineral Projects).

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario for analysis. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish.  The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

The Company’s Kirkland Lake properties are the subject of a report prepared by Roland H. Ridler, B.A.Sc.(hons.), M.A.Sc., Ph.D.(Econ.Geol.), P.D., entitled Kirkland Lake Mineral Properties (Macassa Mine, Kirkland Lake Gold, Teck-Hughes, Lake Shore, Wright-Hargreaves dated November 30, 2001.  A copy of the report has been filed on SEDAR (www.sedar.com <http://www.sedar.com>).

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The TSX Venture Exchange has not reviewed and

does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	March 6, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer